Exhibit 99.3

FOR IMMEDIATE RELEASE

Iran’s Offshore South Pars Gas Field Comes on Stream

Paris – March 11, 2002 — TotalFinaElf (operator, 40%) and partners Gazprom (30%) and Petronas (30%) have brought on stream Phases 2 and 3 of the South Pars gas field, located at water depths of 70 metres, offshore Iran in the Persian Gulf.

The two phases of this field being developed by TotalFinaElf are the first to come on stream in Iran. The total investment was $2 billion. The contract was signed with state-owned N.I.O.C. in late September 1997. The project, the largest ever realised in Iran by international oil and gas companies, has been managed in close co-operation with the Iranian authorities, the N.I.O.C, project partners and contractors.

At plateau, Phases 2 and 3 of South Pars are expected to produce 2 billion cubic feet of gas and 80,000 barrels of condensate per day from 20 wells tied into two unmanned platforms. The gas produced will not be treated offshore, but transported with the condensate and condensation water to the Assaluyeh treatment plant in south western Iran via two 32-inch, 105-kilometer pipelines. This project encompasses the largest multiphase transportation system of its kind in the world.

The Assaluyeh facility, which covers an area of 150 hectares, comprises four gas processing trains, export compressors, condensate stabilisation and storage units, and sulphur recovery units. The first train has already been commissioned, and the other three will come on stream before the end of the third quarter of 2002. The gas is destined for the Iranian domestic network, while the condensate is sent to an offshore loading buoy for onward export.

This latest success further strengthens TotalFinaElf’s position in the Middle East, particularly in Iran. Present in all of the countries of this region, TotalFinaElf is the second-largest international oil and gas producer in the Middle East.